

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 24, 2015

Via E-mail
Mr. David M. Cole
President and Chief Executive Officer
Eurasian Minerals Inc.
Suite 501, 543 Granville Street
Vancouver, British Columbia, V6C 1X8
Canada

      Re: **Eurasian Minerals Inc.**
                Form 20-F for Fiscal Year Ended December 31, 2014
                Filed April 30, 2015
                File No. 001-35404

Dear Mr. Cole:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining